Capital Auto Receivables LLC

200 Renaissance Center

Detroit, Michigan 48265

January 14, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Michelle Stasny
M. Hughes Bates

Re:	Capital Auto Receivables LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed December 23, 2015
File No. 333-208079

Dear Ladies and Gentlemen:

This letter is provided on behalf of Capital Auto Receivables LLC (the “Company”) in response to your letter dated January 6, 2016 (the “Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission. For your reference, we have listed your questions and our corresponding answers.

Forward-Looking Statements

1.	We note your response to prior comment 4. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Response: We have revised our disclosure to confirm that we will update forward-looking statements when required by the federal securities laws.

Acquisition and Underwriting

Acquisition and Underwriting, page 27

2.

We note your response to prior comment 6 and reissue in part. Please revise your prospectus to include the disclosure provided in your supplemental response, including the general range of FICO scores you consider constitute a lower FICO score for non-prime applications as well as the disclosure about the selection of lower FICO score applications for manual review.

Securities and Exchange Commission

January 14, 2016

Response: We have revised our disclosure on page 28 of the prospectus to provide a statement that Ally Financial considers, generally, a FICO score in the low 600s or lower to be “lower FICO”; however, as noted in the disclosure, Ally Financial may adjust this range from time to time based on economic conditions.

The Receivables Pool

Exceptions to Underwriting Guidelines, page 42

3.

We note your response to prior comment 9 and reissue. Item 1111(a)(8) of Regulation AB requires that “[i]f any assets in the pool deviate from the disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets … disclose how those assets deviate from the disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets and include data on the amount and characteristics of those assets that did not meet the disclosed standards” (emphasis added). Item 1111(a)(8) does not include a minimum threshold below which such information would not be material to investors.

Response: We have previously disclosed, and will continue to disclose, the total amount of the assets constituting exceptions, and the characteristics of such exceptions. Our comment regarding materiality related solely to the level of detail provided in the description of such characteristics. In the past, we have characterized exceptions as collateral-related or credit-related. Going forward, for further clarity, we will provide an additional breakdown of such exceptions, as described on page 42 of the prospectus.

4.

We note your response to prior comment 10 and reissue. Item 1111(a)(8) of Regulation AB requires that “[i]f compensating or other factors were used, provide data on the amount of assets in the pool or in the sample that are represented as meeting each such factor and the amount of assets that do not meet those factors.”

Response: As noted in the disclosure on page 28, a significant portion of applications that are not automatically approved by the automated process are manually decisioned by the underwriting team. We believe that our disclosure adequately describes the various characteristics that are considered in this process. Because the manual approval process reflects a subjective, holistic review of such applications, we are unable to provide additional detail on each compensating factor for each application without unreasonable burden and expense.

Dispute Resolution, page 47

5.

We note your supplemental response to prior comment 14. We note that in that response, you cited three specific instances where an investor can use the dispute resolution provision. These instances are: (1) whether an investor voted affirmatively, negatively or abstained in the vote to cause a review will not affect whether that investor can use the dispute resolution proceeding; (2) an investor will be entitled to refer a dispute related to any receivables that the asset representations reviewer did not review to a dispute resolution proceeding; and (3) an investor will be entitled to refer a dispute related to

Securities and Exchange Commission

January 14, 2016

any receivable that the asset representations reviewer reviewed and found to have failed a test. Please also specifically confirm that an investor can refer a dispute related to any receivable that the asset representations reviewer reviewed and found to have not failed a test.

Response: We confirm that an investor will be entitled to refer a dispute related to a receivable that the asset representations reviewer reviewed and found to have not failed a test.

6.

We note your response to prior comment 16 and reissue. We do not agree with your position that the rule is limited to an asset-level remedy and therefore pool-level allegations based on statistical sampling are inappropriate. Additionally, while your supplemental response indicates that statistical sampling is permitted, it is not clear how statistical sampling would work in light of your requirement that a repurchase request by an investor must specify, among other things, the specific asset and the particular representation or warranty breached.

Response: We have deleted the language in question regarding statistical sampling.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Capital Auto Receivables LLC

cc:	Richard V. Kent, Capital Auto Receivables LLC
Janette McMahan, Kirkland & Ellis LLP